FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	May, 2007
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....   No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated May 3, 2007, relating to Lafarge First quarter results at March 31, 2007

FIRST QUARTER RESULTS AT MARCH 31, 2007

A RECORD FIRST QUARTER

Following the divestment of our Roofing business effective March 1, 2007, and in accordance with IFRS principles, 2007 and 2006 operating results are presented excluding Roofing.

INCREASE IN KEY FIGURES

• Sales up 6% to €3,695 million • Current operating income up 58% to €345 million • Sustained organic growth up 11% in sales up 64% in current operating income	• Net income Group share up €304 million to €362 million • Earnings per share up €1.74 to €2.07

GROUP HIGHLIGHTS FOR THE FIRST QUARTER OF 2007

•	An excellent quarter, which benefited from the implementation of our Excellence 2008 plan and strong momentum in our markets.

•	North American results showing slight improvement, in spite of the decrease in volumes.

•

Net income up sharply due to continued strong operating results and the positive impact of divesting the Roofing business and our cement, aggregates and concrete business in Central Anatolia in Turkey.

•	Launch of the share buyback program, with €336 million already invested.

BRUNO LAFONT, CHIEF EXECUTIVE OFFICER OF LAFARGE, DECLARED:

“Our first quarter results show the vitality of our organic growth. Our North American operations are withstanding well the decline in volumes and the cost reduction dynamic can be seen across the Group. This good start to 2007 augurs well for the rest of the year.”

PAGE 1/4

CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2007

€ m	FIRST QUARTER
	2006	2007		Change (%)
Sales	3,478	3,695		+6%
Current operating income	218	345		+58%
Net income Group share	58	362
Earnings per share in €	0,33	2,07
Cash flow from operations	238	208	(1)
(1) Excluding exceptionals	238	337
Group net debt	7,650	8,440

(1) Cash flow from operations for the first quarter of 2007 includes an exceptional contribution of €129 million to the UK pension fund.

CURRENT OPERATING INCOME AT MARCH 31, 2007

€ m	FIRST QUARTER
	2006	2007	Change (%)
Cement	199	298	+50%
Aggregates & Concrete	(18)	18	—
Gypsum	48	46	-4%
Other	(11)	(17)	—

TOTAL	218	345	+58%

FIRST QUARTER 2007 HIGHLIGHTS BY BUSINESS

Cement

•	Sales up 10% to €2,195 million
•	Current operating income up 50% to €298 million
•	Sustained growth in sales with favorable volume trends in most of our markets.

Drop in volumes in North America due to a slowdown in the residential sector and weather conditions. The decline, partly due to a high 2006 comparison basis, was partially offset by price increases.

•	Current operating income up sharply in the first quarter, reflecting good operating efficiency coupled with tight cost control, with positive market conditions particularly in Europe, Africa and Asia.

In North America, improvement in current operating income despite a decline in volumes, thanks to our actions to increase prices and reduce costs.

•	Launch of the construction of new production capacities in India (Sonadih), Ecuador, Morocco (Tetouan) and Indonesia.

PAGE 2/4

Aggregates & Concrete

•	Sales up 3% to €1,278 million
•	Current operating income up sharply to €18 million
•	Favorable trends overall in our markets, particularly in France and emerging countries, with the exception of North America.
•	Strong increase in current operating income due to price rises and tight cost control.
•	Continued increase in contribution from value-added concrete products.
•	Third acquisitions in the Chicago area in aggregates, to consolidate our local position.

Gypsum

•	Sales up 1% to €415 million.
•	Current operating income down 4% to €46 million.
•	Sustained momentum in our markets and our businesses in Western Europe, Eastern Europe and Asia offset the impact of a slowdown in the residential sector in North America.
•	Launch of construction work on two new plasterboard production plants in China and India.

OUTLOOK FOR 2007

•	Good first quarter trends confirm our positive view overall of our markets for 2007.
•	In Cement, we anticipate strong demand and prices overall. In North America, we anticipate a slight slowdown in our markets.
•	In Aggregates & Concrete, we expect another year of growth in 2007, with strong growth in emerging markets in particular.
•	In Gypsum, 2007 should be favorable in terms of volumes and prices in Western and Eastern Europe, but with a slowdown in the residential sector in North America.
•	After increases in energy and logistics costs in recent years, we expect further increases in 2007.
•	The cost-cutting plans launched in all our activities and countries as part of Excellence 2008 should generate significant cost reductions in 2007.
•	Our annual results should continue to improve in 2007.

PAGE 3/4

Practical information: Analysts conference call on First Quarter Results to March 31, 2007

Following the release of Lafarge’s First Quarter Results to March 31, 2007, a conference call will be held on:

May 3rd, 2007 at 9:00 AM CET, in English

(08:00 AM UK time; 03:00 AM EDT in North America)

Hosted by Jean-Jacques Gauthier, Chief Financial Officer

If you wish to participate in the conference call, please dial:

From France: +33 (0)1 70 99 42 70

From UK, toll free (UK only): 0800 032 4094

From USA, toll free (US only): 1866 239 0753

International dial in number: +44 (0)20 7138 0813

Conference call name: “Lafarge”

Please note that a conference call playback will be available online through www.lafarge.com from 11:30 AM CET.

You may also access it from 11:00 AM CET, until May 10, at 11:59 PM at the following numbers:

From France: +33 (0)1 71 23 02 48

From UK, toll free (UK only): 0800 559 3271

From USA, toll free (US only): 1866 883 4489

International dial in number: +44 (0)20 7806 1970

Pin code for all numbers: 9067146

NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

Statements made in this press release that are not historical facts, including statements regarding our expectations on market trends, price increases, energy costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

COMMUNICATIONS		INVESTOR RELATIONS
Stéphanie Tessier:	+33(1) 44 34 92 32	Yvon Brindamour:	+33(1) 44 34 11 26
Stephanie.tessier@lafarge.com		Yvon.brindamour@lafarge.com

Lucy Wadge:	+33(1) 44 34 19 47	Danièle Daouphars:	+33(1) 44 34 11 51
Lucy.wadge@lafarge.com		Daniele.daouphars@lafarge.com

Claire Mathieu:	+33(1) 44 34 18 18	Stéphanie Billet:	+33(1) 44 34 94 59
Claire.mathieu@lafarge.com		Stephanie.billet@lafarge.com

PAGE 4/4

Interim Report at March 31, 2007
1 CONSOLIDATED KEY FIGURES (UNAUDITED) PAGE 6
2 REVIEW OF OPERATIONS AND FINANCIAL RESULTS (UNAUDITED) PAGE 8
3 CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) PAGE 16

CONSOLIDATED KEY FIGURES	1

1. Consolidated key figures (unaudited)

In order to reflect its divestment, the Roofing division is presented as discontinued operations in the Group’s financial statements. In compliance with IFRSs, the contribution of the Roofing Division to the Group’s consolidated statement of income and statement of cash flows, is presented on specific lines for all the years presented. In the Group’s consolidated balance sheet, Roofing assets and liabilities are shown on separate lines for December 2006, only, with no restatement for prior years.

Hereinafter, and in our other shareholder and investor communications, “current operating income” refers to the subtotal “operating income before capital gains, impairment, restructuring and other” on the face of the Group’s consolidated statement of income. This measure excludes from our operating results those elements that are by nature unpredictable in their amount and/or in their frequency, such as capital gains, asset impairments and restructuring costs. While these amounts have been incurred in recent years and may recur in the future, historical amounts may not be indicative of the nature or amount of these charges, if any, in future periods. The Group believes that the subtotal “current operating income” is useful to users of the Group’s financial statements as it provides them with a measure of our operating results which excludes these elements, enhancing the predictive value of our financial statements and provides information regarding the results of the Group’s ongoing trading activities that allows investors to better identify trends in the Group’s financial performance.

In addition, current operating income is a major component of the Group’s key profitability measure, return on capital employed (which is calculated by dividing the sum of “operating income before capital gains, impairment, restructuring and other”, after tax, and income from associates by the averaged capital employed). This measure is used by the Group internally to: a) manage and assess the results of its operations and those of its business segments, b) make decisions with respect to investments and allocation of resources, and c) assess the performance of management personnel. However, because this measure has limitations as outlined below, the Group limits the use of this measure to these purposes.

The Group’s subtotal within operating income may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of capital gains, impairment, restructuring and other amounts excluded from this measure do ultimately affect our operating results and cash flows. Accordingly, the Group also presents “operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.

Please note that, in a majority of our markets, the first quarter represents a lower share of our yearly sales and an even lower share of our profits due to the seasonality of our businesses.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 6

CONSOLIDATED KEY FIGURES	1

Sales

	1st quarter		% Variance
(million euros)	2007	2006
By geographical zone of destination
Western Europe	1,508	1,359	11%
North America	771	885	-13%
Mediterranean Basin	160	159	1%
Central and Eastern Europe	243	117	108%
Latin America	206	201	2%
Sub-Saharan Africa	400	386	4%
Asia	407	371	10%

By business line
Cement	2,007	1,830	10%
Aggregates & Concrete	1,276	1,240	3%
Gypsum	409	404	1%
Other	3	4	—

Total	3,695	3,478	6.2%

Current operating income

	1st quarter		% Variance
(million euros)	2007	2006
By geographical zone of destination
Western Europe	180	140	29%
North America	(62)	(73)	15%
Mediterranean Basin	35	33	6%
Central and Eastern Europe	38	(15)	—
Latin America	37	37	0%
Sub-Saharan Africa	78	83	-6%
Asia	39	13	—

By business line
Cement	298	199	50%
Aggregates & Concrete	18	(18)	—
Gypsum	46	48	-4%
Other	(17)	(11)	—

Total	345	218	58%

Other key figures
	1st quarter		% Variance
(million euros, except per share data)	2007	2006
Net income—Group share	362	58	—
Earnings per share (in euros)	2.07	0.33	—
Cash flow from operations	208	238	—
Excluding exceptionals (1)	337	238	—

Net debt	8,440	7,650	—

(1)	Cash flow from operations for the first quarter of 2007 includes an exceptional contribution of €129 million to the UK pension fund

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 7

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

2. Review of operations and financial results (unaudited)

Group highlights for the first quarter of 2007

•	An excellent quarter, which benefited from the implementation of our Excellence 2008 plan and strong momentum in our markets.

•	North American results showing slight improvement, in spite of the decrease in volumes.

•

Net income up sharply due to continued strong operating results and the positive impact of divesting the Roofing business and our cement, aggregates and concrete business in Central Anatolia in Turkey.

•	Launch of the share buyback program, with €336 million already invested.

Overview of operations: sales and current operating income

Consolidated sales and current operating income

All data regarding sales, sales volumes and current operating income include the proportional contributions of our proportionately consolidated subsidiaries.

In the first quarter of 2007, consolidated sales increased by 6.2% over 2006 to 3,695 million euros. Sales benefited from sustained organic growth (10.7%) reflecting good trends in most of our markets. Currency impacts were unfavorable (-5.0%, or 157 million euros), mainly reflecting the depreciation of the US dollar, the Canadian dollar and the South African rand. Changes in the scope of consolidation had a modest net positive impact on sales of 22 million euros resulting from the positive contribution from the recently acquired Yunnan cement operations in China and aggregates businesses in the United States, and from the start up of our cement facilities in Bengladesh and Vietnam. These positive contributions were partially offset by the impact of the disposal of our Turkish joint venture in Central Anatolia, operating in cement, aggregates and concrete.

In the same period, the current operating income increased by 58% (64% at constant scope and exchange rates). This improvement derives mainly from Europe that benefited from strong markets and favorable weather conditions while this area usually experiences strong seasonality, especially in the Eastern countries. Currency fluctuations negatively impacted the current operating income by 9 million euros, mainly reflecting the depreciation of the South African rand as the impact of the depreciation of the US dollar and the Canadian dollar on the Group’s current operating income is minimal at this point of the year due to seasonality. Changes in scope of consolidation were negligible on the current operating income.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 8

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Sales and Current operating income by segment

Individual segment sales information is discussed below before elimination of interdivisional sales.

Cement

(million euros)	1stquarter		% Variance	Excluding foreign exchange and scope effects
	2007	2006
Sales before elimination of interdivisional sales	2,195	1,999	+9.8%	+14.3%

Current operating income	298	199	+49.7%	+58.1%

Volumes trends for the first quarter of 2007 were favorable, up 9.7% at 29.3 million tonnes, reflecting strong growth in most of our markets, North America being the noticeable exception. At constant scope and exchange rates, current operating income increased by 58%, with Eastern and Western Europe and Asia being the main drivers of this growth.

WESTERN EUROPE

Sales:	€710 million at end of March 2007 (€621 million in 2006)

Current operating income:	€121 million at end of March 2007 (€87 million in 2006)

Sales and current operating income for the first quarter of the year increased respectively by 14% to 710 million euros and by 39% to 121 million euros. Current operating income at constant scope of consolidation and exchange rates was up by 38% compared to 2006, mainly led by the strong market conditions in Greece. Volume and pricing trends in France and the United Kingdom and pricing in Spain remain also strong, in a context of highly increasing energy costs.

NORTH AMERICA

Sales:	€316 million at end of March 2007 (€357 million in 2006)

Current operating loss:	€-19 million at end of March 2007 (€-24 million in 2006)

Sales decreased by 11.5% in the first quarter, but only 3.3% at constant scope and exchange rates. The continued softening of the residential sector and the less favorable weather conditions compared to the first quarter of 2006, led to the decline of 9.9% in volumes. Price increases were implemented in January in some districts, representing about half of our sales, the increases in other districts being scheduled for April 1st. Currency impacts were highly unfavorable (8.2%, or 31 million euros).

Current operating loss (due to seasonality) decreased by 5 million euros, at 19 million euros, compared to 24 million euros in 2006. This good performance, given the volume trends, is mainly due to the pricing gains, the decrease in imports and control over other costs.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 9

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

GROWING MARKETS

Sales:	€1,169 million at end of March 2007 (€1,021 million in 2006)

Current operating income:	€197 million at end of March 2007 (€136 million in 2006)

Overall sales grew by 14.5%, all regions delivering positive growth, with Central and Eastern Europe witnessing record performance on the back of strong markets and favorable weather conditions. Current operating income in growing markets went up 44.9% to 197 million euros compared to 136 million euros in the same period of 2006. Currency fluctuations had a negative impact on current operating income of 12 million euros, with Sub-Saharan Africa being the most impacted region (6 million euros negative impact). Changes in the scope of consolidation were negligible in the quarter.

In the Mediterranean Basin, sales grew by 5.7%, mainly led by volumes trends in Morocco, benefiting from the contribution of the new line in Bouskoura, and by the effect of price increases implemented in Jordan in the course of 2006 to offset sharp increase in energy cost. In Turkey and Egypt, strong market conditions led to sustained organic growth. Current operating income of the region increased by 6.5% to 33 million euros from 31 million euros last year. Current operating income at constant scope and exchange rates grew by 15.2%.

Central and Eastern Europe benefited from strong markets overall and favorable weather conditions in the first quarter, leading to record sales in all countries. Sales and current operating income grew respectively to 184 million euros compared to 87 million euros in the first quarter of 2006 and to a positive 32 million euros compared to a loss of 10 million euros in 2006. At constant scope and exchange rates, current operating income was up 412.1%. This strong performance was achieved primarily by Romania and Poland driven by exceptional volumes in a first quarter, usually characterized by an underutilization of our capacities. Strong improvement of current operating income was also achieved in Russia.

In Latin America, sales grew by 6.6% to 161 million euros, compared to 151 million euros in the first quarter of 2006. Sustained growth in volumes was recorded in all countries but Brazil where heavy rainfalls in the Southeast region resulted in almost flat volumes. In Brazil, a positive mix brought some pricing gains. Current operating income for the region was stable from last year level, at 31 million euros. At constant scope and exchange rates, current operating income was up 8.9% or 3 million euros.

In Sub-Saharan Africa, sales grew by 2.2%, and 16.9% at constant scope of consolidation and exchange rates, with most markets contributing. Current operating income decreased by 9.7%, negatively impacted by currency impacts. At constant scope of consolidation and exchange rates, current operating income grew slightly by 2.1%, in a context of increasing energy related costs and purchase of clinker as some countries are in a sold-out position offsetting most of the gains in sales.

In Asia, sales and current operating income for the first quarter respectively grew by 8.6% at 330 million euros and more than doubled at 36 million euros. Despite a still difficult situation in South Korea, strong pricing gains in Malaysia and India resulting from price increases in late 2006, and good market conditions in the Philippines, driven by strong demand from private sector were the main levers for this improvement. In China, the integration of the ex-Shui On assets is still progressing in line with our plan, and contributes to the improvement of the results in the Region.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 10

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Aggregates & Concrete

	1st quarter		% Variance	Excluding foreign exchange and scope effects
(million euros)	2007	2006
Sales before elimination of interdivisional sales	1,278	1,242	+2.9%	+7.8%

Current operating income	18	(18)	—	—

AGGREGATES AND OTHER RELATED PRODUCTS

Sales:	€562 million at end of March 2007 (€555 million in 2006)

Current operating income:	€-18 million at end of March 2007 (€-37 million in 2006)

The increase in current operating income was derived from a strong improvement in prices combined with good cost control.

In Western Europe, the improvement of the current operating income is driven through solid pricing as well as solid volume growth in France.

In North America, less favorable weather and softening residential construction market drove volumes down in all regions except Western Canada. Current operating income still showed encouraging growth resulting from strong pricing combined with good cost control.

Elsewhere in the world, Central and Eastern Europe benefited from strong market conditions and good weather. South Africa experienced high volume growth combined with strong margins.

CONCRETE AND OTHER RELATED PRODUCTS

Sales:	€815 million at end of March 2007 (€779 million in 2006)

Current operating income:	€36 million at end of March 2007 (€19 million in 2006)

The increase in current operating income is achieved through good volume growth, solid pricing, together with cost reduction initiatives. A continued growth of value added products contributed as well. Overall, market conditions were favorable except in North America.

In Western Europe, sales increased significantly, thanks to good pricing and strong volumes, particularly in France.

In North America, less favorable weather conditions and slowdown in the residential construction market resulted in volume declines in all regions except Western Canada. Significant price increase in all markets and strong cost control allowed for a slightly improving current operating income.

Elsewhere in the world, we enjoyed substantial growth in most markets, together with good pricing. In South Africa particularly, high market activity, strong pricing and cost control led to improved results.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 11

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Gypsum

	1st quarter		% Variance	Excluding foreign exchange and scope effects
(million euros)	2007	2006
Sales before elimination of interdivisional sales	415	410	+1.2%	+4.6%

Current operating income	46	48	-4.2%	-0.6%

At constant scope and exchange rates, current operating income is about stable. Improved earnings in Western and Eastern Europe and Asia have offset the negative impact of the slowdown in the US housing market. Currency impacts negatively decreased the current operating income by 2 million euros.

WESTERN EUROPE

Sales were up overall, driven by increased volumes in all countries. Volumes in France reflected the solid underlying demand and in the UK and Ireland, demand remained strong. In Germany, the positive price trend initiated in 2006 continues.

Current operating income improved in the first quarter (28 million euros in 2007 compared to 24 million euros in 2006), reflecting these favorable market conditions and cost control actions.

NORTH AMERICA

Softening of the residential demand in the United States continues, leading to a decline in prices and volumes in the first quarter this year.

Current operating income decreased from 19 million euros in the first quarter of 2006 to 9 million euros this year.

OTHER COUNTRIES

Current operating income was up to 9 million euros, compared to 5 million euros in the first quarter of 2006, mostly thanks to Poland.

Other (including holdings)

The operating loss of our other operations amounted to 17 million euros in the first quarter of 2007 compared to 11 million euros in 2006.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 12

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Other income statement items

Other elements of the operating income: €108 million (€-12 million in the first quarter of 2006)

Gains on disposals, net, amounted to 148 million euros compared to a loss of 3 million euros in the 2006. This strong gain relates to the disposal of our participation in the Ybitas Lafarge joint venture operating in cement, aggregates and concrete in Turkey sold to Cimpor on February 27.

Other operating expenses, amounted to 40 million euros, compared to 9 million euros in 2006, reflecting mainly provisions for litigations currently underway.

Finance costs: €148 million (€107 million in the first quarter of 2006)

Finance costs, comprised of financial expenses on net indebtedness and other financial income and expenses, increased by 38% year on year. Financial expenses on net indebtedness increased by 29%, from 100 million euros to 129 million euros mainly as the result of the additional interest expense from the acquisition of the Lafarge North America minority interests, partly offset by the positive impact due to the disposals of our Roofing business and the Turkish assets. The average interest rate on our gross debt was 5.8% during the first quarter of 2007 as compared to 5.4% in the first quarter of 2006, reflecting the decrease of our short-term debt following the above mentioned disposals.

Other finance costs increased by 12 million euros, as we benefited in the first quarter of 2006 from an income of 21 million euros related to the change in fair value of derivative instruments.

Income from associates: €12 million (€9 million in the first quarter of 2006)

Our 35% stake in the new Roofing affiliate negatively contributed for 3 million euros, as a result of financial expenses more than offsetting improved operating results.

Income tax: €51 million (€23 million in the first quarter of 2006)

Income tax expense for the first quarter increased between 2006 and 2007, mainly reflecting improved operating results. The effective tax rate is 16% vs. 21% in 2006. This favorable 16% in 2007 reflects the impact of the specific taxation of the gain on the sale of our Turkish assets that was limited to 9 million euros. In 2006, the first quarter effective tax rate was positively impacted by a deferred tax profit resulting from a change in the Greek tax law on pension.

Income from discontinued operations: €131 million (€-15 million in the first quarter of 2006)

In compliance with IFRSs guidance, the Roofing division, following its divestment on February 28, 2007, is presented in the Group’s profit and loss statement until this date as discontinued operations. The gain on the disposal, net of tax is also included in this line. Our Roofing operations posted a net profit of 9 million euros from January 1 to February 28, 2007. At February 28, following the completion of the disposal, we recorded a gain on the disposal amounting to 122 million euros, net of selling costs and income taxes.

Minority interests: €35 million (€12 million in the first quarter of 2006)

The increase in minority interests is mainly explained by the impact of the acquisition of the minority interests of Lafarge North America on May 16, 2006. Last year’s figure included the share of the minority interests in the traditional first quarter loss incurred in North America, while the 2007 first quarter seasonal loss is fully attributable to the Group.

Net income, Group share: €362 million (€58 million in the first quarter of 2006)

Net income for the first quarter increased by 304 million euros, reflecting improved operational performance, significant gains on disposals partly offset by higher finance costs and minority interests variations.

After adjusting for net capital gains and the positive impact of discontinued operations, Net income, Group share still increased strongly, by 21%, reflecting mostly the strong appreciation of our operating profits.

Earnings per share: €2.07 (€0.33 in the first quarter of 2006)

Basic earning per share was up sixfold compared to 2006. The average number of shares outstanding during the first quarter of 2007 was 174.9 million compared to 174.3 in the same period of 2006. The number of shares outstanding as of March 31 (172.6 million shares) has reduced versus the level reached at 2006 year end (175.3 million). As part of our 500 million euros share buy back program announced in February, we bought back, during the first quarter, about 3.0 million of shares for 336 million euros.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 13

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Cashflow statement

Net cash used by operating activities in the first quarter due to traditional seasonality, was reduced by 112 million euros to 47 million euros (€159 million at the end of March 2006)

Compared to last year, the cash traditionally used by our operating activities during the first quarter was significantly reduced thanks to the strong level of activity in many of our markets combined with a tight control of working capital and despite an exceptional contribution of 129 million euros to our UK pension plans. This favourable evolution was also amplified by the exit of the Roofing activities.

Net cash provided by investing activities amounted to €1,664 million (vs. net cash used in investing activities of €392 million in the first quarter of 2006)

Sustaining capital expenditures (i.e. ongoing upgrading and modernization of existing facilities) totalled 166 million euros (190 million euros in the first quarter of 2006).

Capital expenditures for new capacity totalling 136 million euros (95 million euros in the first quarter of 2006), included expenditures on major cement projects such as the reconstruction of our Aceh plant in Indonesia (9 million euros), or the extension of our capacities in Eastern India (8 million euros) and in South Africa (8 million euros). Also included in this amount were the capacity extension in Silver Grove (15 million euros) and the building of a new plant in the United Kingdom (8 million euros) in our gypsum division. It also include various debottlenecking investments in cement (in France, Spain and Nigeria mainly) for a total amount of 21 million euros.

External development totalled 370 million euros (109 million euros in the first quarter of 2006), of which the most significant were:

-	the investment in the new Roofing entity (35% stake) for 217 million euros

-	the acquisition of Feltes in North America in the Aggregates & Concrete business

Disposals of 2,345 million euros (23 million euros in the first quarter of 2006) were made up mainly of the sale of our Roofing Division to PAI Partners (2,086 million euros received on February 28) and of our participation in Ybitas Lafarge, operating in cement, aggregates and concrete in Turkey, to Cimpor (250 million euros received on February 27).

Balance sheet statement

As at March 31, 2007 total equity stood at €11,649 million (€11,694 million at the end of December 2006) and net debt at €8,440 million (€9,845 million at the end of December 2006).

The stability in equity reflects mostly the impact of strong net income (397 million euros), mostly offset by the impact of the share buy back program (negatively affecting equity by 336 million euros).

The decrease of 1,405 million euros of the net consolidated debt reflects mainly the favorable impact of the disposals of our Roofing division and of our participation in Ybitas Lafarge in Turkey partly offset by the impact of our share buy back program.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 14

REVIEW OF OPERATIONS AND FINANCIAL RESULTS	2

Outlook for 2007

•	Good first quarter trends confirm our positive view overall of our markets for 2007.

•	In Cement, we anticipate strong demand and prices overall. In North America, we anticipate a slight slowdown in our markets.

•	In Aggregates & Concrete, we expect another year of growth in 2007, with strong growth in emerging markets in particular.

•	In Gypsum, 2007 should be favorable in terms of volumes and prices in Western and Eastern Europe, but with a slowdown in the residential sector in North America.

•	After increases in energy and logistics costs in recent years, we expect further increases in 2007.

•	The cost-cutting plans launched in all our activities and countries as part of Excellence 2008 should generate significant cost reductions in 2007.

•	Our annual results should continue to improve in 2007.

Statements made in this report that are not historical facts, including statements regarding our expectations on market trends, price increases, energy costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 15

CONSOLIDATED FINANCIAL STATEMENTS	3

3. Consolidated financial statements (unaudited)

Consolidated statements of income

	1st quarter		DECEMBER 31, 2006
(MILLION EUROS, EXCEPT PER SHARE DATA)	2007	2006	12 months
Revenue	3,695	3,478	16,909
Cost of sales	(2,928)	(2,813)	(12,385)
Selling and administrative expenses	(422)	(447)	(1,752)

Operating income before capital gains, impairment, restructuring and other	345	218	2,772
Gains on disposals, net	148	(3)	28
Other operating income (expenses)	(40)	(9)	(122)

Operating income	453	206	2,678

Finance costs	(190)	(138)	(582)
Finance income	42	31	97
Income from associates	12	9	30

Income from continuing operations before income tax	317	108	2,223

Income tax	(51)	(23)	(630)
Net income from continuing operations	266	85	1,593
Net income / (loss) from discontinued operations	131	(15)	(4)

Net income	397	70	1,589

Out of which :
Group share	362	58	1,372
Minority interests	35	12	217

Earnings per share
Net income—Group share
Basic earnings per share	2.07	0.33	7.86
Diluted earnings per share	2.04	0.33	7.75

From continuing operations
Basic earnings per share	1.32	0.42	7.88
Diluted earnings per share	1.30	0.42	7.77

From discontinued operations
Basic earnings per share	0.75	(0.09)	(0.02)
Diluted earnings per share	0.74	(0.09)	(0.02)

Basic average number of shares outstanding (in thousands)	174,863	174,261	174,543

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 16

CONSOLIDATED FINANCIAL STATEMENTS	3

Consolidated balance sheets

(MILLION EUROS)	AT MARCH 31, 2007	AT MARCH 31, 2006*	AT DECEMBER 31, 2006*
ASSETS

NON CURRENT ASSETS	20,543	20,499	20,474

Goodwill	7,456	6,616	7,511
Intangible assets	407	357	426
Property, plant and equipment	11,247	12,097	11,183
Investments in associates	343	387	253
Other financial assets	819	689	830
Derivative instruments—assets	69	59	70
Deferred income tax assets	202	294	201

CURRENT ASSETS	7,017	7,306	9,367

Inventories	1,650	1,972	1,619
Trade receivables	2,679	2,806	2,674
Other receivables	1,196	913	1,126
Derivative instruments—assets	48	84	60
Cash and cash equivalents	1,444	1,531	1,155
Assets held for sale	—	—	2,733

TOTAL ASSETS	27,560	27,805	29,841

EQUITY & LIABILITIES
Common stock	708	704	707
Additional paid-in capital	6,446	6,327	6,420
Treasury shares	(402)	(94)	(72)
Retained earnings	3,385	2,083	3,023
Other reserves	39	39	31
Foreign currency translation	117	653	205

Shareholders’ equity—parent company	10,293	9,712	10,314
Minority interests	1,356	2,465	1,380

EQUITY	11,649	12,177	11,694

NON CURRENT LIABILITIES	10,581	10,558	11,962

Deferred income tax liability	565	500	529
Pension & other employee benefits liabilities	925	1,379	1,057
Provisions	984	995	935
Long-term debt	8,097	7,660	9,421
Derivative instruments—liabilities	10	24	20

CURRENT LIABILITIES	5,330	5,070	6,185

Pension & other employee benefits liabilities, current portion	88	151	120
Provisions, current portion	113	109	132
Trade payables	1,503	1,569	1,598
Other payables	1,538	1,589	1,668
Income tax payable	194	12	136
Short term debt and current portion of long-term debt	1,874	1,610	1,664
Derivative instruments—liabilities	20	30	25
Liabilities associated with assets held for sale	—	—	842

TOTAL EQUITY AND LIABILITIES	27,560	27,805	29,841

* Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 17

CONSOLIDATED FINANCIAL STATEMENTS	3

Consolidated statements of cash flows

	1st quarter		DECEMBER 31, 2006
(MILLION EUROS)	2007	2006	12 months
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income	397	70	1,589

Net income / (loss) from discontinued operations	131	(15)	(4)

Net income from continuing operations	266	85	1,593

Adjustments for income and expenses which are non cash or not related to operating activities, financial expenses or income taxes:
Depreciation and amortization of assets	230	229	932
Impairment losses	3	—	23
Income from associates	(12)	(9)	(30)
(Gains) on disposals, net	(148)	3	(28)
Finance costs (income)	148	107	485
Income taxes	51	23	630
Others, net	(96)	(25)	90
Change in operating working capital items, excluding financial expenses and income taxes (see analysis below)	(229)	(292)	(257)

Net operating cash generated by continuing operations before impacts of financial expenses and income taxes	213	121	3,438

Cash payments for financial expenses	(165)	(99)	(513)
Cash payments for income taxes	(69)	(76)	(543)

Net operating cash generated by continuing operations	(21)	(54)	2,382

Net operating cash generated by discontinued operations	(26)	(105)	184

Net cash provided by operating activities	(47)	(159)	2,566

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(357)	(304)	(1,639)
Investment in subsidiaries and joint ventures (1)	(91)	(70)	(3,151)
Investment in associates *	(221)	(2)	(10)
Investment in available for sale investments	(3)	(18)	(14)
Disposals (2)	2,345	23	180
Net decrease in long-term receivables	6	4	(15)

Net cash provided by (used in) investing activities from continuing operations	1,679	(367)	(4,649)

Net cash provided by (used in) investing activities from discontinued operations	(15)	(25)	(198)

Net cash provided by (used in) investing activities	1,664	(392)	(4,847)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock	17	4	48
Proceeds from issuance of common stock – minority interests subscription	4	40	148
Decrease in treasury shares	(330)	4	26
Dividends paid	—	—	(447)
Dividends paid by subsidiaries to minority interests	(5)	(9)	(170)
Proceeds from issuance of long-term debt	70	32	3,341
Repayment of long-term debt	(1,165)	(593)	(2,213)
Increase (decrease) in short-term debt	45	874	1,148

Net cash provided by (used in) financing activities from continuing operations	(1,364)	352	1,881

Net cash provided by (used in) financing activities from discontinued operations	41	19	15

Net cash provided by (used in) financing activities	(1,323)	371	1,896

* including the investment in the new Roofing entity for 217 million euros

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 18

CONSOLIDATED FINANCIAL STATEMENTS	3

	1st quarter		DECEMBER 31, 2006
(MILLION EUROS)	2007	2006	12 months
Increase / (decrease) in cash and cash equivalents from continuing operations	294	(180)	(386)

Increase in cash and cash equivalents from discontinued operations	—	—	1
Net effect of foreign currency translation on cash and cash equivalents	(5)	(24)	(97)
Cash and cash equivalents at beginning of year	1,155	1,735	1,735
Reclassification of cash and cash equivalents from discontinued operations	—	—	(98)

Cash and cash equivalents at end of the year	1,444	1,531	1,155

(1) Net of cash and cash equivalents of companies acquired	4	5	5
(2) Net of cash and cash equivalents of companies disposed of	16	4	4
SUPPLEMENTAL DISCLOSURES
Analysis of changes in operating working capital items
(Increase) in inventories	(46)	(86)	(146)
(Increase) in trade receivables	(31)	(68)	(238)
(Increase) / decrease in other receivables—excluding financial and income taxes receivables	(24)	(67)	(167)
Increase / (decrease) in trade payables	(85)	(60)	122
Increase / (decrease) in other payables—excluding financial and income taxes payables	(43)	(11)	172

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 19

CONSOLIDATED FINANCIAL STATEMENTS	3

Consolidated statements of changes in equity

	Outstanding shares	Treasury shares	Common stock	Additional paid-in capital	Treasury shares	Retained earnings	Changes in fair value and other reserves	Foreign currency translation	Share- holders’ equity – Parent company	Minority interests	Equity
	(number of shares)		(million euros)
Balance at January 1, 2006 *	175,985,303	1,785,074	704	6,316	(98)	2,025	(37)	741	9,651	2,533	12,184

Available for sale investments							75		75		75
Cash-flow hedge instruments							1		1		1
Deferred taxes and others									—		—
Actuarial gains / (losses)									—		—
Change in translation adjustments								(88)	(88)	(40)	(128)

Income and expenses recognized directly in equity		—	—	—	—	—	76	(88)	(12)	(40)	(52)

Net income						58			58	12	70

Total income and expenses for the period (comprehensive income)	—	—	—	—	—	58	76	(88)	46	(28)	18

Dividends paid									—	(73)	(73)
Issuance of common stock (dividend reinvestment plan)									—		—
Issuance of common stock (exercise of stock options)	75,000			4					4		4
Share based payments				7					7		7
Treasury shares		(68,000)			4				4		4
Other movements—minority interests									—	33	33

Balance at March 31, 2006	176,060,303	1,717,074	704	6,327	(94)	2,083	39	653	9,712	2,465	12,177

Balance at January 1, 2007	176,625,142	1,372,260	707	6,420	(72)	3,023	31	205	10,314	1,380	11,694

Available for sale investments							(1)		(1)		(1)
Cash-flow hedge instruments							20		20		20
Deferred taxes and others							(7)		(7)		(7)
Actuarial gains / (losses)							(4)		(4)	(2)	(6)
Change in translation adjustments								(88)	(88)	(5)	(93)

Income and expenses recognized directly in equity	—	—	—	—	—	—	8	(88)	(80)	(7)	(87)

Net income						362			362	35	397

Total income and expenses for the period (comprehensive income)	—	—	—	—	—	362	8	(88)	282	28	310

Dividends paid									—	(17)	(17)
Issuance of common stock (exercise of stock options)	211,000		1	16					17		17
Share based payments				10					10		10
Treasury shares		2,884,000			(330)				(330)		(330)
Other movements—minority interests									—	(35)	(35)

Balance at March 31, 2007	176,836,142	4,256,260	708	6,446	(402)	3,385	39	117	10,293	1,356	11,649

* Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 20

CONSOLIDATED FINANCIAL STATEMENTS	3

Notes to the consolidated financial statements

Note 1. Business description

Lafarge S.A. is a French limited liability company (société anonyme) governed by French law. Our commercial name is “Lafarge”. The company was incorporated in 1884 under the name “J et A Pavin de Lafarge”. Currently, our by-laws state that the duration of our company is until December 31, 2066, and may be amended to extend our corporate life. Our registered office is located at 61 rue des Belles Feuilles, 75116 Paris, France. The company is registered under the number “542105572 RCS Paris” with the registrar of the Paris Commercial Court (Tribunal de Commerce de Paris).

The Group organizes its operations into three divisions: Cement, Aggregates & Concrete and Gypsum. The Roofing Division was sold on February 28, 2007. The Group retains a 35% ownership interest in the new entity which owns the Roofing Division after the contemplated divestment (see Note 3).

The Group’s shares have been traded on the Paris stock exchange since 1923 and have been a component of the French CAC-40 market index since its creation. They are also included in the SBF 250 index and the Dow Jones Eurostoxx 50 index. Since July 23, 2001, the Group’s shares have traded on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, or ADSs under the symbol “LR”. Each ADS represents one-fourth of one share.

As used herein, the terms “Lafarge S.A.” or the “parent company” refer to Lafarge a société anonyme organized under French law, without its consolidated subsidiaries. The terms the “Group” or “Lafarge” refer to Lafarge S.A. together with its consolidated companies.

The Board of Directors examined these interim financial statements on May 2, 2007.

Note 2. Summary of significant accounting policies

The Group consolidated financial statements at March 31, 2007 are prepared in accordance with the accounting policies applied by the Group at December 31, 2006, except the change in method described below. These accounting policies are described in Note 2 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F and are compliant with the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union, which does not differ for the Group from the IFRS as published by International Accounting Standards Board (“IASB”).

On January 1, 2007, the Group adopted the option offered by the amendment to IAS 19, Employee Benefits, to recognize through equity all actuarial gains and losses under defined-benefit pension plans. Previously, the Group applied the corridor method, under which actuarial gains or losses amounting to more than 10% of the greater of the future obligation and the fair value of plan assets were recognized in the income statement over the expected remaining working lives of the employees. Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in similar way.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 21

CONSOLIDATED FINANCIAL STATEMENTS	3

The table below summarizes the impact on the balance sheet:

(MILLION EUROS)	MARCH 31, 2006			DECEMBER 31, 2006
	Published Balance sheet	IAS 19 application impact	Adjusted Balance sheet	Published Balance sheet	IAS 19 application impact	Adjusted Balance sheet
ASSETS

NON CURRENT ASSETS	20,499	—	20,499	20,447	27	20,474
of which Goodwill	—	—	—	7,484	27	7,511

CURRENT ASSETS	7,306	—	7,306	9,367	—	9,367

TOTAL ASSETS	27,805	—	27,805	29,814	27	29,841

EQUITY & LIABILITIES

Other reserves	146	(107)	39	120	(89)	31
Shareholders’ equity—parent company	9,819	(107)	9,712	10,403	(89)	10,314

Minority interests	2,503	(38)	2,465	1,391	(11)	1,380
EQUITY	12,322	(145)	12,177	11,794	(100)	11,694

NON CURRENT LIABILITIES	10,413	145	10,558	11,859	103	11,962
of which Deferred income tax liability	552	(52)	500	577	(48)	529
of which Pension & other employee benefits liabilities	1,182	197	1,379	906	151	1,057

CURRENT LIABILITIES	5,070	—	5,070	6,161	24	6,185
of which Liabilities associated with assets held for sale	—	—	—	818	24	842

TOTAL EQUITY AND LIABILITIES	27,805	—	27,805	29,814	27	29,841

On March 31, 2007, amortization of actuarial gains and losses in the consolidated income statement would have been 3 million euros before income tax and 2 million euros after tax.

Note 3. Significant operations

3.1 - Roofing activities divestment:

On February 28, 2007, we finalized the sale of our Roofing business to an investment fund managed by PAI Partners for 1.9 billion euros in cash and the assumption by the purchaser of 481 million euros of financial debt and pension liabilities as at December 31, 2006.

This Division was presented as a discontinued operation in our financial statements as of December 31, 2006; the characteristics of this operation are described in Note 3 to the Consolidated Financial Statements of the 2006 annual report on Form 20-F.

The gain on the disposal of this activity as well as the net result until the sale date are presented on the line “net income / (loss) from discontinued operations” in the consolidated statement of income.

In turn, we invested 217 million euros alongside the fund managed by PAI Partners in the new entity holding the Roofing business, whereby we retained a 35% stake in this entity, which is accounted for as an investment in associates.

As of March 31, 2007, components of net income / (loss) from discontinued operations are as follows : net result from the Roofing Division from January 1 to February 28, 2007 for 9 million euros and 65% of the gain on disposal, net of tax and costs directly attributable to the sale for 122 million euros.

As of March 31, 2007, the value of the 35% ownership interest in the new entity accounted for as an investment in associates (presented on the line “investments in associates”) amounts to 81 millions euros. It corresponds to the price paid (217 millions euros) less 35% of the gain on disposal cancelled for the retained stake and to the net result of the entity for March 2007.

The net cash attributable to the Roofing Division until the disposal date are shown on separate lines of the statement of cash flows : “net operating cash generated by discontinued operations”, “net cash provided by (used in) investing activities from discontinued operations” and “net cash provided by (used in) financing activities from discontinued operations”).

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 22

CONSOLIDATED FINANCIAL STATEMENTS	3

The following table provides the net cash flows directly attributable to the Roofing division:

NET CASH FLOW FROM DISCONTINUED OPERATIONS

	1st quarter		DECEMBER 31, 2006
(MILLION EUROS)	2007	2006	12 months
Net cash provided by operating activities	(26)	(105)	184
Net cash used in investing activities	(15)	(25)	(198)
Net cash provided by (used in) financing activities	41	19	15

Total cash-flow	—	(111)	1

3.2 – Divestment in Turkey:

On February 27, 2007 we sold our 50% interest in the Turkish company Ybitas Lafarge Orta Anadou Cimento to Cimentos de Portugal (Cimpor) for 266 million euros. The taxation of the related gain on sale was limited to 9 millions euros, which impacts positively the effective tax rate of the quarter.

Note 4. Business segment and geographic area information

Operating segments are defined as components of an enterprise that are engaged in providing products or services and that are subject to risks and returns that are different from those of other business segments.

The Group operates in the following three business segments - Cement, Aggregates & Concrete and Gypsum - and one business segment sold during the first quarter of 2007 - Roofing - each of which represents separately managed strategic business segments that have different capital requirements and marketing strategies. Each business segment is managed separately because each business segment develops, manufactures and sells distinct products.

Group management internally evaluates its performance based upon operating income before capital gains, impairment, restructuring and other, share in net income of associates and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in associates and working capital) as disclosed in its business segment and geographic area information.

Continuing operations:

•	The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.

•	The Aggregates & Concrete segment produces and sells aggregates, ready mix concrete, other concrete products and other products and services related to paving activities.

•	The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

Discontinued operations:

•	The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.

The accounting policies applied to segment earnings comply with those described in Note 2 to the Consolidated Financial Statements of the 2006 annual report on Form 20F.

The Group accounts for intersegment sales and transfers at market prices.

(a) Business segment information

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 23

CONSOLIDATED FINANCIAL STATEMENTS	3

MARCH 31, 2007 (MILLION EUROS)	Cement	Aggregates & Concrete	Gypsum	Other (1)	Total
Statement of income

Gross revenue	2,195	1,278	415	3	3,891
Less: intersegment	(188)	(2)	(6)	—	(196)

Revenue	2,007	1,276	409	3	3,695

Operating income before capital gains, impairment, restructuring and other	298	18	46	(17)	345
Gains on disposals, net	147	1	—	—	148
Other operating income (expenses)	(28)	(7)	(1)	(4)	(40)
Including impairment on assets and goodwill	(1)	—	—	(2)	(3)

Operating income	417	12	45	(21)	453

Finance costs					(190)
Finance income					42
Income from associates	2	3	10	(3)	12
Income taxes					(51)

Net income from continuing operations					266

Net income from discontinued operations	—	—	—	131	131

Net income					397

Other information

Depreciation and amortization	(144)	(60)	(17)	(9)	(230)
Other segment non cash income (expenses) of operating income	(43)	1	(2)	166	122
Capital expenditures	214	84	50	9	357
Capital employed	15,214	4,661	1,542	326	21,743

Balance Sheet

Segment assets	17,964	5,325	1,788	2,164	27,241
Assets held for sale	—	—	—	—	—
Unallocated assets (a)					319

Total Assets					27,560

Segment liabilities	2,300	1,159	351	1,535	5,345
Assets held for sale	—	—	—	—	—
Unallocated liabilities and equity (b)					22,215

Total Equity and Liabilities					27,560

(a)	Deferred tax assets and derivative instruments
(b)	Deferred tax liability, financial debt including put options on minority interests and derivative instruments, equity

(1)	including income from discontinued operations, from investment in associates, as well as, in capital employed, the 35% investment in the new Roofing entity.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 24

CONSOLIDATED FINANCIAL STATEMENTS	3

MARCH 31, 2006 (MILLION EUROS)	Cement	Aggregates & Concrete	Roofing	Gypsum	Other	Total
Statement of income
Gross revenue	1,999	1,242	—	410	4	3,655
Less: intersegment	(169)	(2)	—	(6)	—	(177)

Revenue	1,830	1,240	—	404	4	3,478

Operating income before capital gains, impairment, restructuring and other	199	(18)	—	48	(11)	218
Gains on disposals, net	(1)	2	—	(4)	—	(3)
Other operating income (expenses)	(5)	(4)	—	—	—	(9)
Including impairment on assets and goodwill	—	—	—	—	—	—

Operating income	193	(20)	—	44	(11)	206

Finance costs						(138)
Finance income						31
Income from associates	2	3	—	4	—	9
Income taxes						(23)

Net income from continuing operations						85

Net income from discontinued operations	—	—	(15)	—	—	(15)

Net income						70

Other information
Depreciation and amortization	(142)	(61)	—	(18)	(8)	(229)
Other segment non cash income (expenses) of operating income	—	—	—	—	—	—
Capital expenditures	188	73	—	33	10	304
Capital employed *	14,016	3,952	2,272	1,339	399	21,978
Balance Sheet *
Segment assets	16,438	4,478	2,484	1,641	2,327	27,368
Unallocated assets (a)						437

Total Assets						27,805

Segment liabilities	2,155	1,032	648	308	1,661	5,804
Unallocated liabilities and equity (b)						22,001

Total Equity and Liabilities						27,805

(a)	Deferred tax assets and derivative instruments
(b)	Deferred tax liability, financial debt including put options on minority interests and derivative instruments, equity

* Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 25

CONSOLIDATED FINANCIAL STATEMENTS	3

DECEMBER 31, 2006 (MILLION EUROS)	Cement	Aggregates & Concrete	Roofing	Gypsum	Other	Total
Statement of income

Gross revenue	9,641	6,449	—	1,632	14	17,736
Less: intersegment	(794)	(10)	—	(22)	(1)	(827)

Revenue	8,847	6,439	—	1,610	13	16,909

Operating income before capital gains, impairment, restructuring and other	2,103	564	—	198	(93)	2,772
Gains on disposals, net	7	3	—	(8)	26	28
Other operating income (expenses)	(114)	(12)	—	(21)	25	(122)
Including impairment on assets and goodwill	(3)	(1)	—	(19)	—	(23)

Operating income	1,996	555	—	169	(42)	2,678

Finance costs						(582)
Finance income						97
Income from associates	3	11	—	16	—	30
Income taxes						(630)

Net income from continuing operations						1,593

Net income from discontinued operations	—	—	(4)	—	—	(4)

Net income						1,589

Other information

Depreciation and amortization	(575)	(258)	—	(69)	(30)	(932)
Other segment non cash income (expenses) of operating income	(157)	(35)	—	(24)	142	(74)
Capital expenditures	931	436	—	222	50	1,639
Capital employed *	15,209	4,585	—	1,433	163	21,390
Balance Sheet *

Segment assets	17,661	5,295	—	1,695	2,126	26,777
Assets held for sale	—	—	2,733	—	—	2,733
Unallocated assets (a)						331

Total Assets						29,841

Segment liabilities	2,316	1,174	—	365	1,791	5,646
Liabilities associated with assets held for sale	—	—	842	—	—	842
Unallocated liabilities and equity (b)						23,353

Total Equity and Liabilities						29,841

(a)	Deferred tax assets and derivative instruments

(b)	Deferred tax liability, financial debt including put options on minority interests and derivative instruments, equity

*	Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 26

CONSOLIDATED FINANCIAL STATEMENTS	3

(b) Geographic area information

	March 31, 2007			March 31, 2006			December 31, 2006
	Revenue	Capital expenditure	Segment assets	Revenue	Capital expenditure	Segment assets (1) - (2)	Revenue	Capital expenditure	Segment assets (2)
(MILLION EUROS)
Western Europe	1,508	92	10,530	1,359	81	12,098	5,953	501	10,266
Of which:
France	656	38	3,164	589	44	3,114	2,524	255	3,047
Germany	47	2	281	36	2	747	224	14	272
Spain	185	9	1,023	171	4	1,093	672	33	1,000
United Kingdom	338	26	3,076	329	17	3,335	1,387	127	3,100
North America	771	116	7,167	885	120	5,954	5,116	562	7,296
Of which:
United States	515	93	6,081	622	97	4,871	3,216	430	6,192
Canada	256	23	1,086	263	23	1,083	1,900	132	1,104
Mediterranean Basin	160	21	1,369	159	14	1,294	807	74	1,240
Central and Eastern Europe	243	42	1,636	117	16	1,388	1,014	112	1,552
Latin America	206	9	1,456	201	20	1,488	796	74	1,446
Sub-Saharan Africa	400	32	1,482	386	14	1,453	1,622	148	1,416
Asia	407	45	3,601	371	39	3,693	1,601	168	3,561

Total	3,695	357	27,241	3,478	304	27,368	16,909	1,639	26,777

(1)	including discontinued operations
(2)	Figures have been adjusted after the application by the Group of IAS 19, Employee Benefits, allowing the recognition through equity of the actuarial gains and losses under defined-benefit pension plans (see Note 2)

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 27

CONSOLIDATED FINANCIAL STATEMENTS	3

Note 5. Income taxes

The income tax expense for the period ended March 31, 2007 is calculated based upon the currently enacted tax rate for each entity or tax sub-group and is detailed as follows:

	1st quarter		DECEMBER 31, 2006
(MILLION EUROS)	2007	2006	12 months
Current income tax	41	10	467
Deferred income tax	10	13	163

Income tax	51	23	630

Note 6. Earnings per share

The computation and reconciliation of basic and diluted earnings per share for the periods ended March 31, 2007, March 31, 2006 and December 31, 2006 are as follows:

	1st quarter		DECEMBER 31, 2006
	2007	2006	12 months
Numerator (in million euros)
Net income from continuing operations—Group share	231	73	1,375

Adjusted net income from continuing operations—Group share	231	73	1,375

Denominator (in thousands of shares)
Weighted average number of shares outstanding	174,863	174,261	174,543
Effect of dilutive securities—stock options	2,157	1,264	2,308

Total potential dilutive shares	2,157	1,264	2,308

Weighted average number of shares outstanding—fully diluted	177,020	175,525	176,851

Basic earnings per share (euros) from continuing operations	1.32	0.42	7.88

Diluted earnings per share (euros) from continuing operations	1.30	0.42	7.77

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 28

CONSOLIDATED FINANCIAL STATEMENTS	3

Note 7. Debt

The debt split is as follows:

(MILLION EUROS)	AT MARCH 31, 2007	AT MARCH 31, 2006	AT DECEMBER 31, 2006
Long-term debt excluding put options on shares of subsidiaries	7,891	7,588	9,215
Put options on shares of subsidiaries, long-term	206	72	206

Long-term debt	8,097	7,660	9,421

Short-term debt and current portion of long-term debt excluding put options on shares of subsidiaries	1,763	1,423	1,553
Put options on shares of subsidiaries, short-term	111	187	111

Short-term debt and current portion of long-term debt	1,874	1,610	1,664

Total debt excluding put options on shares of subsidiaries	9,654	9,011	10,768
Total put options on shares of subsidiaries	317	259	317

Total debt	9,971	9,270	11,085

Analysis of debt excluding Put options on shares of subsidiaries by maturity:

(MILLION EUROS)	AT MARCH 31, 2007	AT MARCH 31, 2006	AT DECEMBER 31, 2006
Repayable in more than five years	4,572	3,613	4,569
Repayable between one and five years	3,319	3,975	4,646

Long-term debt (*)	7,891	7,588	9,215

Short-term debt and current portion of long-term debt (*)	1,763	1,423	1,553

Total debt (*)	9,654	9,011	10,768

(*)	excluding put options on shares of subsidiaires

At March 31, 2007, 1,266 million euros of short-term debt (mainly commercial paper and short-term borrowings) have been classified as long-term based upon the Group’s ability to refinance these obligations on a medium and long-term basis through its committed credit facilities.

Average spot interest rate

The average spot interest rate of the debt after swaps, as at March 31, 2007, is 5.8% (5.3% as of March 31, 2006 and 5.8% as of December 31, 2006).

Securitization programs

In January 2000, the Group entered into a multi-year securitization agreement in France with respect to trade receivables. This program was renewed in 2005 for a 5-year period.

Under the program, the subsidiaries agree to sell on a revolving basis, some of their accounts receivables. Under the terms of the arrangement, the subsidiaries involved in these programs do not maintain control over the assets sold and there is neither entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of the receivables, in order to secure his risk, only finance a part of the acquired receivables as it is usually the case for similar commercial transactions. As risks and benefits cannot be considered as being all transferred, these programs do not qualify for derecognition of receivables, and are therefore accounted for as secured financing.

Trade receivables therefore include sold receivables totaling 265 million euros as of March 31, 2007 (265 million euros as of March 31, 2006 and 265 million euros as of December 31, 2006).

The current portion of debt includes 230 million euros as of March 31, 2007, related to these programs (230 million euros as of March 31, 2006 and 230 million euros as of December 31, 2006).

The agreements are guaranteed by subordinated deposits totaling 35 million euros as of March 31, 2007 (35 million euros as of March 31, 2006 and 35 million euros as of December 31, 2006).

The Group owns no equity share in the special purpose entities.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 29

CONSOLIDATED FINANCIAL STATEMENTS	3

Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. These shareholders are either international institutions, such as the European Bank for Reconstruction and Development, or private investors, which are essentially financial or industrial investors or former shareholders of the acquiring entities. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including debt and cash acquired, would amount to 354 million euros at March 31, 2007, 354 million euros at December 31, 2006.

Out of the outstanding debt at March 31, 2007, 133 million euros and 8 million euros can be exercised in 2007 and 2008, respectively. The remaining 213 million euros can be exercised starting 2009.

Put options granted to minority interests of subsidiaries are classified as debt. Out of the total options granted by the Group, the options granted to minority interests amounted to 317 million euros at March 31, 2007, 317 million euros at December 31, 2006, the remaining options were granted on shares of associates or joint ventures.

This specific debt is recorded by reclassifying the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests and the value of the debt (respectively 177 million euros at March 31, 2007 and 177 million euros at December 31, 2006).

Note 8. Dividends distributed

The following table indicates the dividend amount per share the Group paid for the year 2005 as well as the dividend amount per share for 2006 proposed by our Board of Directors for approval at the annual general meeting of shareholders to be held on May 3, 2007.

(in euros, except total dividend payment)	2006 *	2005
Total dividend payment (million euros)	530	447
Base dividend per share	3.00	2.55
Increased dividend per share	3.30	2.80

* Proposed dividend. As this dividend is subject to approval by shareholders at the annual general meeting, it has not been included as a liability in these financial statements.

Note 9. Legal and arbitration proceedings

On December 3, 2002, the European Commission imposed a fine on us in the amount of 250 million euros on the grounds that some of our subsidiaries had allegedly colluded on market shares and prices with their competitors between 1992 and 1998 for wallboard, essentially in the United Kingdom and Germany. We vigorously challenge this decision and have brought the case before the Court of First Instance (CFI) in Luxembourg, which has jurisdiction over such matters, on February 14, 2003. The proceedings before the court ended following the hearing that took place on January 25, 2007, during which Lafarge and the European Commission presented their respective arguments. The CFI’s decision is unlikely to be issued before 2008. As a bank guarantee was given on our behalf, no payment will have to be made before the decision of the court.

Following investigations on the German cement market, the German competition authority, the Bundeskartellamt, announced on April 14, 2003, that it was imposing fines on German cement companies, including one in the amount of 86 million euros on Lafarge Zement, our German cement subsidiary for its alleged anti-competitive practices in Germany. Lafarge Zement believes that the amount of the fine is disproportionate in light of the actual facts and has brought the case before the Higher Regional Court, the Oberlandesgericht, in Düsseldorf. The court’s decision is not expected before 2008. No payment nor any guarantee is required to be made or given prior to the court’s decision.

A provision of 300 million euros was recorded in our financial statements for the year ended December 31, 2002 in connection with the two matters above and we recorded additional provisions in each of our annual financial statements since 2003 in relation to interest on part of these amounts for a total amount of 43 million euros at 31 March, 2007.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 30

CONSOLIDATED FINANCIAL STATEMENTS	3

In late 2005, several class action lawsuits were filed in the United States District Court for the Eastern District of Louisiana. In their complaints, plaintiffs allege that our subsidiary, Lafarge North America Inc., and several other defendants are liable for death, bodily and personal injury and property and environmental damage to people and property in and around New Orleans, Louisiana, which they claim resulted from a barge that allegedly breached the Industrial Canal levee in New Orleans during or after Hurricane Katrina. Lafarge North America Inc. intends to vigorously defend itself in this action. Lafarge North America Inc. believes that the claims against it are without merit and that these matters will not have a materially adverse effect on its financial position, results of operations and cash flows.

Finally, certain of our subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be resolved without any significant effect on the company’s and/or the group’s financial position, results of operations and cash flows. To the company’s knowledge, there are no other governmental, legal or arbitration proceedings which may have or have had in the recent past significant effects on the company and/or the group’s financial position or profitability.

Note 10. Subsequent events

On April 24, 2007 we acquired a bloc of approximately 18.5 million shares in Heracles General Cement Company from the National Bank of Greece, increasing our ownership in this subsidiary from 53.17% to 79.17%. The transaction was carried out at a price of €17.40 per share representing a total consideration of 321.6 million euros.

LAFARGE | INTERIM REPORT AT MARCH 31, 2007 | PAGE 31

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 3, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President